                      [Letterhead of United Rentals, Inc.]






                                                                October 24, 2001


Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

Attention:    Chris Edwards


                    Re: Application to Withdraw United Rentals, Inc. Registration Statement on Form S-3, File No. 333-64662

Dear Sir:

     United Rentals, Inc., hereby applies to withdraw the above-referenced Registration Statement. This application is submitted pursuant to Rule 477 under the Securities Act of 1933. The reason for the withdrawal is market conditions. No shares have been sold in connection with the offering contemplated by such Registration Statement.

                                                   Very truly yours,

                                                   United Rentals, Inc.



                                                   By: /s/ Michael J. Nolan
                                                      ---------------------
                                                      Michael J. Nolan
                                                      Chief Financial Officer